John J. Concannon, Esq.
Direct Phone:              617.951.8874
Direct Fax:                   617.4.6330
jack.concannon@bingham.com

October 19, 2011

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-0404

Re:     Access Pharmaceuticals, Inc.
    Form 10-K
    Filed March 31, 2011
    File No. 001-15771

Dear Mr. Riedler:

This letter is in response to comments received in the letter dated September 21, 2011 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jeffrey B. Davis, President and Chief Executive Officer of our client, Access Pharmaceuticals, Inc., a Delaware corporation (“we”, “our”, or the “Company”).  We have reviewed the Comment Letter and the Company’s response is set forth below.  For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

1.	Please expand your disclosure regarding the licensing agreements with SpePharm Holding B.V. and RHEI Pharmaceuticals, Inc. to include the following;

•	All material rights and obligations of each party,
•	Geographic or other exclusivity or non-exclusivity,
•	The amount of all upfront payments, milestone payments paid or received to date and potential milestone payments that may be paid or received in the aggregate in the future,
•	Royalty provisions,
•	Duration and termination provisions, and
•	All other material terms.

Please also file both of these agreements as an exhibit to your Form 10-K or provide us with a supplemental analysis supporting your determination that these agreements are not material to your business.

Response:

We note the Staff’s comment and respectfully submit that neither the contract with SpePharm Holding B.V. nor the contract with RHEI Pharmaceuticals, Inc. are material contracts of the Company and, as a result, we believe that the Staff’s requested disclosure in the Company’s Form 10-K for the period ended December 31, 2010 is not required pursuant to Item 1 of Part I of Form 10-K or Item 101(h) (smaller reporting companies) of Regulation S-K.

In addition, we respectfully submit that neither of these contracts is a material contract pursuant to Item 601(10) of Regulation S-K since (a) each of these contracts was entered into in the ordinary course of business and (b) neither of these contracts is a contract upon which the Company’s business is substantially dependent.  As a result, the Company does not believe that either of these contracts is required to be filed as an exhibit to the Company’s periodic filings with the Commission.

Comment:

2.	Please expand your disclosure regarding the manufacturing agreement with Accupac, Inc. to include the following;

•	The material rights and obligations of each party,
•	Required performance in order to prevent a breach of the agreement,
•	Provisions regarding reimbursement and payment,
•	Duration and termination provisions, and
•	All other material terms.

Please also file this agreement as an exhibit to your Form 10-K or provide us with a supplemental analysis supporting your determination that this agreement is not material to your business.

Response:

We note the staff’s comment and respectfully submit that the contract with Accupac, Inc. is not a material contract of the Company.  The contract with Accupac, Inc. was an agreement for a one-time manufacture of MuGard for the Company.  As a result, we believe that the Staff’s requested disclosure in the Company’s Form 10-K for the period ended December 31, 2010 is not required pursuant to Item 1 of Part I of Form 10-K or Item 101(h) (smaller reporting companies) of Regulation S-K.

In addition, we respectfully submit that the Accupac, Inc. agreement is not a material contract pursuant to Item 601(10) of Regulation S-K since (a) this contract was entered into in the ordinary course of business and (b) it is not a contract upon which the Company’s business is substantially dependent.  As a result, the Company does not believe that this contract is required to be filed as an exhibit to the Company’s periodic filings with the Commission.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  I can be reached at 617.951.8874.

Sincerely yours

/s/ John J. Concannon

John J. Concannon

cc:           Jeffrey B. Davis, Access Pharmaceuticals, Inc.